Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, May 9, 2024 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of eight board members at its annual meeting held on May 9, 2024.

Shareholders elected board members Daniel Camus, Tammy Cook-Searson, Catherine Gignac, Tim Gitzel, Kathryn Jackson, Don Kayne, Dominique Minière and Leontine van Leeuwen-Atkins.

The annual meeting also marked the retirement of Don Deranger and Jim Gowans from the board after serving 15 years as Cameco directors.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Against	% Votes Against
Catherine Gignac	76,317,418	97.25%	2,158,537	2.75%
Daniel Camus	76,189,453	97.09%	2,286,502	2.91%
Tammy Cook-Searson	76,919,923	98.02%	1,556,032	1.98%
Tim Gitzel	76,739,023	97.79%	1,736,932	2.21%
Kathryn Jackson	77,664,076	98.97%	811,879	1.03%
Don Kayne	74,848,604	95.38%	3,627,351	4.62%
Dominique Minière	78,286,607	99.76%	189,347	0.24%
Leontine van Leeuwen-Atkins	77,789,332	99.13%	686,623	0.87%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries: Cory Kos 306-716-6782 cory_kos@cameco.com	Media inquiries: Veronica Baker 306-385-5541 veronica_baker@cameco.com